Direct Line: 202.639.7078
Fax: 202.639.7003
vasiliki.tsaganos@friedfrank.com
July 27, 2011
Mr. Justin Dobbie
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Navios Maritime Holdings Inc. Registration Statement on Form F-4 Filed June 21, 2011 File No. 333-175043
(the “Registration Statement”)
Dear Mr. Dobbie:
          This letter sets forth the response of Navios Maritime Holdings Inc. (the “Company”) and Navios Maritime Finance II (US) Inc. (“NMFI”) to the comment letter, dated July 18, 2011 of the staff of the Division of Corporation Finance (the “Staff”). This letter is being filed in advance of Amendment No. 1 to the Registration Statement (the “Amended Form F-4”) which we anticipate to file shortly. In order to ease your review, the Company has repeated the comments in their entirety.
General
1.	We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:
          The Company has filed the requested supplemental letter as correspondence to the Registration Statement.

Risk Factors, page 20
Our international activities increase the compliance risks associated with economic and trade sanctions..., page 30
2.	We note the disclosure regarding Navios Maritime Acquisition’s port calls to Iran. Please confirm, if true, that your vessels do not make and have not made port calls to Iran, Syria, Sudan or Cuba, countries identified by the U.S. Department of State as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. In this regard, we note that several of your charterers conduct business and have operations in these countries.

Response:
          In response to the Staff’s comments, the Company confirms that the vessels of Navios Maritime Holdings Inc. as described in detail in the Prospectus Summary of the Registration Statement under “Our Fleet,” do not make and have not made port calls to Iran, Syria, Sudan or Cuba.
3.	Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in Iran, Syria, Sudan and/or Cuba.

Response:
          The Company continuously and carefully monitors the evolving laws and regulations that govern trading with countries subject to sanctions that are imposed by the U.S., the European Union, other countries and by international organizations, such as the United Nations so that it takes steps to ensure that its own activities and the activities of its vessels will not violate any applicable sanctions, laws or prohibitions or constitute activities that could trigger sanctions. In addition, the Company keeps abreast of efforts and developments in the shipping industry to develop industry standard charter party clauses to deal with the impact of economic sanctions and compliance with sanction legislation.
          The Company has developed exclusions clauses discussed below in its charter parties contracts so that exclusions are comprehensive and clear and to ensure also that vessels are prohibited by the Company from undertaking prohibited voyages to those countries and from engaging in prohibited transactions and activities with or involving prohibited entities or which could trigger the imposition of sanctions against the Company or its vessels.
          The management of the Company has a policy prohibiting the entry into business relationships involving Iran, Syria, Sudan or Cuba or entities owned or controlled by the government of such countries, and it also requires that the following clause or a clause to the same effect be included in all of its charter parties contracts with respect to voyages that may be undertaken by the vessels owned or chartered-out by the Company:
          “Always excluding all unlawful trade, war and war risk area, and all trade with all countries and/or persons (individuals and entities) under or subject to United States, European Union, and/or United Nations embargo, boycott, economic sanctions or other restrictions, whenever enacted and in force.”
          As mentioned above, as the laws in this area evolve, the Company’s provisions in its charter contracts also evolve so that the new charters entered into by the Company contain clauses that specifically prohibit “trading to Iran, Sudan, Burma, Cuba...and any country or trade boycotted or blacklisted by USA and or UN and or NATO and/or the country of vessel’s registry” or state that “The vessel is not to trade to nor be sub-chartered and charterers are not to be affiliated with any companies based in Iran, Cuba, Burma, Sudan, Syria, North Korea, or any country or area embargoed by the USA or UN.”
          In addition, with the passage of the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 in the United States, the Company has been including provisions in all new charter contracts entered into since that time for owners of vessels to be able to refuse an order which in the reasonable judgment of the owners, may expose the vessel, crew, insurers and others to any sanction imposed by any State, Supranational or International Government Organization and further to be able to refuse to continue on the vessel’s employment if the sanction is subsequently applied after the vessel has commenced its voyage.
          The Company will continue to monitor these provisions contained in its charter parties contracts to ensure its vessels engage in lawful trade and in trade that does not constitute sanctionable activity.
Authorized Representative, page II-28
4.	It is unclear to us for which registrant the authorized representative is signing. For each foreign registrant or registrant guarantor please revise to include the signature of its authorized representative in the United States.

Response:
          In response to the Staff’s comments, the Company notes that Puglisi & Associates is the authorized representative for all of the foreign registrants. The Company will revise page II-29 of the Amended Form F-4 to include the names of each of the registrants for which the authorized representative is signing.

Exhibit 5.1
5.	We note that counsel opines that the Exchange Notes will constitute valid and binding obligations of Navios Maritime Holdings Inc. and the Exchange Note Guarantees will constitute valid and binding obligations of the Guarantors. In this regard we note assumptions (ii) and (v) on page two which appear to assume that the Documents have been duly authorized and executed by Navios Maritime Holdings Inc. and the Guarantors. While we note that the opinions filed as exhibits 5.2, 5.3, 5.4 and 5.5 opine upon these matters, it is inappropriate for the opinion filed as exhibit 5.1 to assume these matters without specifically relying on the separate opinions filed as exhibits 5.2, 5.3, 5.4 and 5.5. Please revise the opinion filed as exhibit 5.1 accordingly.

Response:
          In response to the Staff’s comments, Counsel will revise the Exhibit 5.1 opinion to specifically rely on the local counsel opinions filed as Exhibits 5.2, 5.3, 5.4 and 5.5. In addition, the local counsels will revise each of their respective opinions to permit reliance by Fried, Frank, Harris, Shriver & Jacobson LLP. Accordingly, revised opinions will be filed with the Amended Form F-4 as Exhibits 5.1, 5.2, 5.3 and 5.5 and a reliance letter from Belgian counsel will be filed as Exhibit 5.6.
Exhibit 5.4
6.	Please remove the last two sentences of the last paragraph on page one, paragraph 5.1 on page six, and paragraph 5.3 on page six. Such disclaimers of liability are not appropriate.

Response:
          Belgian counsel has retained the last two sentences of the last paragraph on page one which states “Subject to further restrictions, the liability of the company and of its lawyers is limited to the amounts paid out under its liability insurance. Any legal relationship with the company is governed by Belgian law and is subject to the exclusive jurisdiction of the courts of Brussels.” This legend is part of the law firm’s letterhead and Belgian counsel notes that it is not able to omit these standard disclaimers as it is customary market practice in Belgium by top tier law firms and is consistently applied in all legal opinions it renders as further described below.
          Belgian counsel has retained paragraph 5.1 on page six that limits the liability of the firm under its insurance policy. Belgian counsel notes that the limitation of liability to amounts paid under the firm’s insurance policy (currently up to €300 million) is a market standard provision contained in opinions issued by top tier law firms in Belgium. In fact, the insurance company issuing the policy requires that covered firms include this limitation of liability provision in their issued opinions.

          Belgian counsel has also retained paragraph 5.3 on page six that restricts any interpretation issues arising from, or disputes relating to, the legal opinion to be determined by the courts of Brussels. According to the Company’s Belgian counsel, it is market standard practice in Belgium to include this limitation in rendering opinions. It is important to note, this limitation only relates to interpretation issues or disputes relating to the legal opinion, not on the transaction documents, which are governed by New York law and which disputes would be submitted to New York courts.
7.	Please remove paragraph 2.10. It appears that these are material matters underlying the opinion.

Response:
          Belgian counsel has retained paragraph 2.10 in its opinion because it is only opining under Belgian law on the authority of Kleimar NV, a guarantor incorporated under the laws of Belgium, to enter into the relevant documents and not on validity and enforceability of the documents. Belgian counsel’s opinion, filed as Exhibit 5.4, should be read in conjunction with Exhibit 5.1 in which Fried, Frank, Harris, Shriver & Jacobson, LLP opines under New York law on the validity and enforceability of the Exchange Notes and the Exchange Note Guarantees (as defined therein), which are governed by New York law. Fried Frank is relying on Belgian counsel’s opinion, as stated above, pursuant to the reliance letter provided by Belgian counsel.
          Should you have any questions or comments with respect to this filing, please do not hesitate to contact Stuart Gelfond at (212)-859-8272 or the undersigned at (202) 639-7078.
Sincerely,
/s/ Vasiliki B. Tsaganos

cc:	Angeliki Frangou Navios Maritime Holdings Inc.

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